Exhibit 12.1
Ratio of Earnings to Fixed Charges
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines (a).

	Nine Months Ended September 30,	Year ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing Operations (b)	$379,879,972	$492,649,569	$429,078,302	$674,773,186	$664,707,185	$635,204,364
Fixed Charges	324,267,032	419,697,994	447,970,179	430,982,525	494,982,336	569,710,830
Amortization of capitalized interest (c)		—	—	—	—	—
Distributed income of equity investees	43,443,090	21,974,949	3,384,404	3,793,299	2,908,900	2,884,035
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	—	—	—	—	—	—
Deduct:
Interest capitalized (c)	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries (d)	—	1,662,827	6,463,063	6,833,674	6,980,690	10,513,144
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(3,197)	(8,288)	(11,546)	2,544,375	20,355,000	20,393,000

	$747,593,291	$932,667,973	$873,981,368	$1,100,170,961	$1,135,262,731	$1,176,893,085

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	258,035,565	$346,666,685	$385,598,925	$349,174,481	$403,595,874	$426,801,324
Other interest	46,138,832	44,175,068	20,138,286	32,624,007	44,636,175	70,950,052
Capitalized interest during period (c)			—	—	—	—
Amortization of premium, reacquisition premium, discount and expense on debt, net	5,464,667	7,693,483	17,547,706	21,571,279	18,944,887	20,984,140
Interest portion of rent expense	14,631,165	19,508,219	18,233,745	20,801,271	18,280,335	20,107,170
Minority Interest	(3,197)	(8,288)	(11,546)	(22,187)	2,544,375	20,355,000

	$324,267,032	$418,035,167	$441,507,116	$424,148,851	$488,001,646	$559,197,686

Plus preferred stock dividends:
Preferred dividend requirements of subsidiary	$—	$1,076,298	$4,233,611	$4,380,513	$4,502,884	$6,782,448
Preferred dividend requirements factor	0.63	0.65	0.66	0.64	0.65	0.65

Preference security dividend requirements of consolidated subsidiaries (d)	—	1,662,827	6,463,063	6,833,674	6,980,690	10,513,144
Fixed charges	324,267,032	418,035,167	441,507,116	424,148,851	488,001,646	559,197,686

	$324,267,032	$419,697,994	$447,970,179	$430,982,525	$494,982,336	$569,710,830

Ratio of earnings to fixed charges	2.31	2.22	1.95	2.55	2.29	2.07

(a)	Income Statement amounts have been adjusted for discontinued operations.
(b)	Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.
(c)	NiSource is a public utility following SFAS 71 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.
(d)	Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.